Exhibit 99.3

RAYMOND JAMES FAIRNESS OPINION

December 14, 2023

Board of Directors (in its capacity as such)

Aeterna Zentaris Inc.

c/o Norton Rose Fulbright Canada LLP

222 Bay Street, Suite 3000

Toronto, Ontario

M5K 1E7

Members of the Board of Directors:

We understand that Ceapro Inc., a corporation existing under the federal laws of Canada (“Ceapro”), and Aeterna Zentaris Inc., a corporation existing under the federal laws of Canada (the “Company”), propose to enter into an Arrangement Agreement (the “Arrangement Agreement”), pursuant to which, among other things, (a) immediately prior to the Effective Date (as defined in the Arrangement Agreement) and not through the effect of the filing of the Articles of Arrangement (as defined in the Arrangement Agreement) and the issuance of the Certificate of Arrangement (as defined in the Arrangement Agreement), the Company shall issue 2,534,424 Aeterna Zentaris New Warrants (as defined in the Arrangement Agreement) to the holders of Aeterna Zentaris Shares and the holders of Aeterna Zentaris Adjusted Warrants (as defined in the Arrangement Agreement), (b) the Company will acquire all of the issued and outstanding common shares in the authorized share structure of Ceapro, as existing on the date of the Arrangement Agreement (the “Ceapro Shares”), and (c) subject to the terms of the Arrangement Agreement and the Plan of Arrangement (as defined in the Arrangement Agreement), at the Effective Time (as defined in the Plan of Arrangement) each Ceapro Share held by a Ceapro Shareholder (as defined in the Plan of Arrangement) (other than Ceapro Shares held by Dissenting Shareholders (as defined in the Plan of Arrangement)), shall, without any further act or formality by or on behalf of the Ceapro Shareholders, be deemed to be assigned and transferred by the holder thereof to Aeterna Zentaris in exchange for the right to receive such number of Aeterna Zentaris Shares as is equal to the Exchange Ratio (as defined in the Plan of Arrangement) multiplied by the number of Ceapro Shares being exchanged. Upon consummation of the Plan of Arrangement, the holders of Aeterna Zentaris Shares immediately prior thereto, and the holders of Ceapro Shares immediately prior thereto, shall each own, in the aggregate, 50% of the outstanding Aeterna Zentaris Shares on a fully-diluted basis. The terms and conditions of the Plan of Arrangement are more completely described in the Arrangement Agreement. Terms used in this opinion letter which are not defined herein have the meanings ascribed to them in the Arrangement Agreement.

The Board of Directors of the Company, in its capacity as such (the “Board”), has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, and after giving effect to the issuance of the Aeterna Zentaris New Warrants as described above, the Exchange Ratio is fair from a financial point of view to the holders of Aeterna Zentaris Shares.

In connection with our review of the proposed Arrangement and the preparation of this Opinion, we have, among other things:

1.	reviewed the financial terms and conditions of the Plan of Arrangement as stated in the draft of the Arrangement Agreement dated as of December 13, 2023, such draft being the last draft of the Arrangement Agreement provided to us;
2.	reviewed certain information related to the historical operations, condition and prospects of Ceapro, as made available to Raymond James by or on behalf of the Company, including, but not limited to, financial projections approved for our use by management of the Company for the period from January 1, 2024 through December 31, 2026 (the “Ceapro Projections”);
3.	reviewed certain information related to the historical operations, condition and prospects of the Company, as made available to Raymond James by or on behalf of the Company, including, but not limited to, financial projections prepared by the management of the Company for the period from January 1, 2024 through December 31, 2040 (the “Company Projections” and, together with the Ceapro Projections, the “Projections”);
4.	The Company’s audited financial statements for years ended December 31, 2022 and December 31, 2023;
5.	Ceapro’s audited financial statements for years ended December 31, 2022 and December 31, 2023;

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6.	Reviewed the Company’s and Ceapro’s recent public filings and certain other publicly available information regarding the Company and Ceapro;
7.	reviewed the financial and operating performance of the Company and Ceapro and those of other selected public companies that we deemed to be relevant;
8.	considered certain publicly available financial terms of certain transactions we deemed to be relevant;
9.	performed a discounted cash flow analysis with respect to the Company based upon the Company Projections;
10.	performed a discounted cash flow analysis with respect to Ceapro based upon the Ceapro Projections;
11.	reviewed the current and historical market prices for each of the Aeterna Zentaris Shares and the Ceapro Shares;
12.	considered certain discussions and negotiations between representatives of the Company and Ceapro in which we participated;
13.	received a certificate addressed to Raymond James from the Chief Financial Officer of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company; and
14.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company or Ceapro. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company and Ceapro, as applicable, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections, or the assumptions on which they are based. We have assumed that the final form of the Arrangement Agreement will be substantially similar to the draft reviewed by us, and that the Plan of Arrangement will be consummated in accordance with the terms of the Arrangement Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Arrangement Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Arrangement Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Plan of Arrangement will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Plan of Arrangement will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Plan of Arrangement, the Company or Ceapro that would be material to our analyses or this Opinion.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of the date hereof and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or Ceapro since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

We express no opinion as to the underlying business decision to effect the Plan of Arrangement, the structure or tax consequences of the Plan of Arrangement or the availability or advisability of any alternatives to the Plan of Arrangement. While we provided advice to the Company with respect to the proposed Arrangement, we did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Plan of Arrangement. In addition, we do not express any opinion as to the likely trading range of the Aeterna Zentaris Shares following the Plan of Arrangement, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of the Company at that time.

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Our opinion is limited as to whether, as of the date hereof, and after giving effect to the issuance of the Aeterna Zentaris New Warrants as described above, the Exchange Ratio is fair from a financial point of view to the holders of Aeterna Zentaris Shares. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Plan of Arrangement. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company, Ceapro and the Plan of Arrangement.

In formulating our opinion, we have considered only what we understand to be the Exchange Ratio as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any person or entity (including any of the Company’s or Ceapro’s officers, directors or employees) or class of any persons and/or entities, whether relative to the consideration to be paid by the Company or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Plan of Arrangement to the holders of any class of securities, creditors, or other constituencies of the Company or Ceapro, or to any other party (other than the holders of Aeterna Zentaris Shares) or (2) the fairness of the Plan of Arrangement to any one class or group of the Company’s, Ceapro’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s, Ceapro’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Plan of Arrangement amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Plan of Arrangement on the solvency or viability of the Company or Ceapro or the ability of the Company or Ceapro to pay their respective obligations when they come due.

The delivery of this opinion was approved by an opinion committee of Raymond James. Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Arrangement and will receive a fee for such services, which is contingent upon consummation of the Plan of Arrangement. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Plan of Arrangement or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company and Ceapro for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. There are no material relationships that existed during the two years prior to the date of this Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Raymond James and any party to the Plan of Arrangement. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company or other participants in the Plan of Arrangement in the future, for which Raymond James may receive compensation.

It is understood that this letter is solely for the information of the Board (solely in each director’s capacity as such) in evaluating the proposed Arrangement and does not constitute a recommendation to the Board or any shareholder of the Company or Ceapro regarding how the Board or any said shareholder should act or vote with respect to the proposed Arrangement or any other matter. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be disclosed, reproduced, quoted, summarized, referred to at any time, in any manner, or used for any other purpose, nor shall any references to Raymond James or any of its affiliates be made, without our prior written consent, except that this Opinion may be disclosed in and filed with a proxy statement or prospectus filed with any registration statement that is required to be filed in connection with the Plan of Arrangement that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such proxy statement or prospectus.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, and after giving effect to the issuance of the Aeterna Zentaris New Warrants as described above, the Exchange Ratio is fair, from a financial point of view, to the holders of Aeterna Zentaris Shares.

Very truly yours,

(signed) “Raymond James & Associates, Inc.”

RAYMOND JAMES & ASSOCIATES, INC.

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